Exhibit 99.1

Ardmore Shipping Announces New $30 Million Share Repurchase Plan

HAMILTON, Bermuda, Sept. 29, 2020 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company's Board of Directors has authorized a new Share Repurchase Plan (the "New Plan"), expanding and replacing the Company's earlier plan.

Pursuant to the New Plan, Ardmore may purchase up to $30 million of the Company's common shares through to September 30, 2023, at times and prices that are considered to be appropriate by the Company. Ardmore expects to repurchase these shares in the open market or in privately negotiated transactions, but is not obligated under the terms of the plan to repurchase any shares, and at any time Ardmore may suspend, delay or discontinue the plan.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com